BUSINESS ADDRESS:

STREET 1: 4300 WEST CYPRESS STREET, SUITE 600

CITY: TAMPA

STATE: FL

ZIP: 33607

BUSINESS PHONE: 8132837000

MAIL ADDRESS:

STREET 1: 4300 WEST CYPRESS STREET, SUITE 600

CITY: TAMPA

STATE: FL

ZIP: 33607

STATEMENT FOR MONTH/YEAR: SEPTEMBER 2001

COMPANY DATA:

COMPANY CONFORMED NAME: DANIEL J. DORSCH

CENTRAL INDEX KEY: 0001101862

STANDARD INDUSTRIAL CLASSIFICATION:

RELATIONSHIP: DIRECTOR/CEO

FILING VALUES:

FORM TYPE: 4

BUSINESS ADDRESS:

STREET 1: 4300 WEST CYPRESS STREET

STREET 2: SUITE 600

CITY: TAMPA

STATE: FL

ZIP: 33607

MAIL ADDRESS:

STREET 1: 6326 MACLAURIN DRIVE

STREET 2:

CITY: TAMPA

STATE: FL

ZIP: 33647

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
Title of Non-Derivative Security	Transaction Date	Transaction Code	Security Amount	Securities Acquired/ Disposed (A/D)	Securities Price	Amount Beneficially Owned at End of the Month	Ownership Direct or Indirect	Nature of Indirect Beneficial Ownership
Common Stock	09/20/01	A	3076.92	A	4.9500
121,970
							D

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
Title of Derivative Security	Conversion or Exercise Price	Transaction Date
Transaction Code
			Securities Acquired/Disposed	Date Exercisable	Expiration Date	Title	Number of Shares
Price of Security

Number Beneficially Owned End of Month
								Ownership Direct or Indirect	Nature of Indirect Beneficial Ownership

Explanation of Responses:

All stock is part of an Employee Stock Purchase Plan.

______________________________________________ ______________

Signature of Reporting Person Date